FS CREDIT REAL ESTATE INCOME TRUST, INC.

3025 JFK Boulevard

OFC 500

Philadelphia, PA 19104

May 29, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	FS Credit Real Estate Income Trust, Inc.

Registration Statement on Form S-11

File No. 333-290670

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FS Credit Real Estate Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:30 p.m. Eastern Time, on June 2, 2026, or as soon as practicable thereafter.

The Company hereby authorizes Jason Goode of Alston & Bird LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests the Commission to specifically confirm such effective date and time to Mr. Goode.

Sincerely,

FS CREDIT REAL ESTATE INCOME TRUST, INC.

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	President, Chief Executive Officer and Chairman

cc:	Mr. Jason W. Goode, Alston & Bird LLP

Ms. Lindsey L. G. Magaro, Alston & Bird LLP